Exhibit 1

February 11, 2015

Mr. Randy Carson

Chairman

GrafTech International Holdings

Suite 300 Park Center I

6100 Oak Tree Boulevard

Independence, OH 44131

Dear Randy,

In response to your letter of January 26, 2015, let me start by saying that I sincerely share your disappointment that we find ourselves facing another proxy contest this year. That being said, I strongly disagree with your suggestion that enough has been done and is being done to save GrafTech (the “Company”). I believe the Company’s performance during the past year speaks for itself in demonstrating to shareholders that management’s actions have been both inadequate and ineffective, that the CEO needs to be promptly replaced and that the Board needs to be reconstituted. Over the past 12 months, GrafTech has continually failed to meet its own forecasts, the business has suffered net losses for the past five quarters, the share price has declined by over 60% and both major credit rating agencies have downgraded the Company’s debt. All of this has occurred in the face of an increasing demand for graphite electrodes and an approximately 3.5% median share price decrease of GrafTech’s peer group, as indicated in the chart below:

To be clear, Save GrafTech is seeking to reconstitute the Board with four new directors precisely because their independence and expertise is urgently needed. None of these individuals has any prior relationship with me, and I expect them to draw upon their experience and independent judgment to do what’s right to fix the business and maximize shareholder value.

As I have indicated previously, we believe the CEO must be replaced immediately and the Save GrafTech slate offers several possibilities for an interim management team to stabilize the present difficult situation and stop the operational hemorrhaging. Both Jake Brace and Alan Carr have relevant operational and restructuring experience. Jake Brace has over 30 years of executive and board level experience and has served as Chief Administrative Officer and Chief Restructuring Officer of The Great Atlantic & Pacific Tea Company and as Chief Financial Officer and Chief Restructuring Officer of United Airlines. Alan Carr has almost 20 years of experience working from both the principal and advisor side of business transactions, including restructurings, mergers and acquisitions. Most recently, Alan was a Managing Director at Strategic Value Partners, LLC, a multi-billion dollar investment firm focused on distressed and special situations, and he currently serves as CEO of Drivetrain, LLC, a fiduciary services business for the distressed investing industry. I believe that either Jake or Alan, both of whom have expressed willingness to serve if asked by the Board to do so, would be terrific in the interim CEO role. In the near term, both David Jardini and I have substantial graphite electrode experience that can be beneficial to the Company and the incoming CEO. Let me be explicitly clear on this point: neither David Jardini nor Jake Brace nor Alan Carr nor I have any interest in being the permanent CEO of GrafTech. I can tell you now that the Save GrafTech slate that I am proposing, which consists of a majority of individuals independent of me, is committed to recruiting a professional management team to guide the intermediate and long-term success of GrafTech, for the benefit of all shareholders, customers and stakeholders.

I am surprised that you characterized my offer to extend the maturity of a significant portion of the senior subordinated notes I hold as “conceptual discussions” that “never became a proposal or offer to which the Board could effectively respond.” I did state, and will reiterate now, that any amendments to the notes would be subject to our being appropriately satisfied with the go-forward management and Board of GrafTech — a condition any reasonable investor would require before agreeing to a meaningful restructuring or refinancing. That being said, and to ensure full transparency, it is important that the Board and all GrafTech stakeholders understand my willingness to make significant concessions if the Company is being steered in the right direction. This is particularly important because, absent an agreed upon restructuring, the $200 million of senior subordinated notes will be payable in full in cash on November 30, 2015. Moreover, as GrafTech is undoubtedly aware, the revolving credit facility’s maturity may be accelerated to August 30, 2015 — which is just over six months away — if a solution for the subordinated notes cannot be achieved before August 30. As a result, I believe it is likely that GrafTech will either need to borrow under its revolving credit facility (to the extent permitted) or explore a refinancing of the notes on terms, conditions and covenants that are typical and customary for high-yield subordinated debt securities issued in a public offering — a type of offering expressly permitted under a recent amendment to GrafTech’s revolving credit facility.

As you may know, I (together with my immediate family) hold approximately $146 million of GrafTech’s $200 million senior subordinated notes. I am also closely affiliated with the holders of the remaining $54 million of notes. The terms of my proposal on the notes are set forth in the attached term sheet, which contemplates a $100 million cash payment (made on a pro rata basis to all holders), together with a restructuring and extension of the remaining $100 million into new subordinated notes that mature in November 2020 and bear an interest rate of 9% per annum. Also, I would personally be willing to accept a disproportionate share of new subordinated notes if other existing holders preferred cash. Of course, these terms would not be binding or definitive until definitive documentation and related details are resolved, and I will recuse myself from the Board’s consideration of this proposal given that I am both the majority holder of the notes and a director of the Company.

If you or any of the other Board members would like to discuss these matters with me further, I am available. As GrafTech’s largest individual shareholder and creditor, I simply want to ensure that the Company is overseen by individuals with the appropriate background and expertise to address GrafTech’s continuing challenges. In the meantime, due to my responsibility to the shareholders, I must move forward with my nomination of a full slate of directors for election at GrafTech’s 2015 Annual Meeting.

Sincerely,

/s/ Nathan Milikowsky

Attachment — Senior Subordinated Notes Term Sheet

GrafTech International Ltd. — Senior Subordinated Notes Term Sheet

This summary of indicative terms and conditions (this “Term Sheet”) summarizes the principal economic terms of a potential restructuring of the Senior Subordinated Notes issued by GrafTech International Ltd. (the “Company”) on November 30, 2010 in an aggregate face amount of $200 million (the “Senior Subordinated Notes”). This document is for discussion purposes only and will not create any binding obligations until such time as any definitive documentation is entered into by the relevant parties.

Cash Payment:	In connection with an agreed upon restructuring of the Senior Subordinated Notes, the Company shall make a payment of $100 million (the “Cash Payment”) to the existing holders of the Senior Subordinated Notes to be distributed on a pro rata basis.

New Senior Subordinated Notes:	The Company shall issue new senior subordinated notes in an aggregate face amount of $100 million (the “New Senior Subordinated Notes”).

Issuer:	The Company.

Holders:	The New Senior Subordinated Notes shall be issued to the current holders of the Senior Subordinated Notes on a pro rata basis; provided, however, and to the extent necessary to facilitate the restructuring, Nathan Milikowsky shall agree to receive a disproportionately greater amount of New Subordinated Notes if other holders express a desire for more of the Cash Payment.

Maturity:	November 30, 2020.

Interest Rate:	9% per annum in cash, payable semi-annually.

Conditions Precedent:	Usual and customary for transactions and facilities of this type.

Representations and Warranties:	Usual and customary for these types of facilities and transactions.